UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Starry Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85572U102

(CUSIP Number)

Eric Cheung
FirstMark Capital
100 Fifth Ave, 3rd Floor New York, NY 10011
(212) 792-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301
Tel.: (650) 470-4500

March 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. FirstMark Horizon Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,194,025 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,194,025 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,194,025 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% (3)
14.	Type of Reporting Person: OO

(1)	Includes 8,508,143 shares of Class A common stock of Starry Group Holdings, Inc. (the “Company”), par value $0.0001 per share (“Class A Common Stock”), issuable upon exercise of 8,508,143 private placement warrants (“Private Placement Warrants”) held FirstMark Horizon Sponsor LLC (the “Sponsor”).

(2)	Includes 4,128,113 shares of Class A Common Stock subject to earn-out provisions described in the Sponsor Support Agreement (as defined in Item 6 of the Schedule 13D).

(3)	The percentage of Class A Common Stock is based on 157,054,774 shares of Class A Common Stock outstanding as of March 29, 2022, as reported in the Annual Report on Form 10-K filed by the Issuer on March 31, 2022 (the “Report”), plus the 8,508,143 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants.

1.	Names of Reporting Persons. FirstMark Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,565,341 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,565,341 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,565,341 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (2)
14.	Type of Reporting Person: PN

(1)	Reflects shares of Class A Common Stock held for itself and as nominee for FirstMark Capital III Entrepreneurs Fund, L.P.

(2)	The percentage of Class A Common Stock is based on 157,054,774 shares of Class A Common Stock outstanding as of March 29, 2022, as reported in the Report.

1.	Names of Reporting Persons. FirstMark Capital III GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,565,341
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,565,341
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,565,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (1)
14.	Type of Reporting Person: OO

(1)	The percentage of Class A Common Stock is based on 157,054,774 shares of Class A Common Stock outstanding as of March 29, 2022, as reported in the Report.

1.	Names of Reporting Persons. Richard Heitzmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,759,843 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,759,843 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,759,843 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.0% (3)
14.	Type of Reporting Person: IN

(1)	Includes 8,508,143 shares of Class A Common Stock issuable upon exercise of 8,508,143 Private Placement Warrants held by Sponsor.

(2)	Includes 4,128,113 shares of Class A Common Stock subject to earn-out provisions described in the Sponsor Support Agreement (as defined in Item 6 of the Schedule 13D).

(3)	The percentage of Class A Common Stock is based on 157,054,774 shares of Class A Common Stock outstanding as of March 29, 2022, as reported in the Report, plus the 8,508,143 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants.

1.	Names of Reporting Persons. Amish Jani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,759,843 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,759,843 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,759,843 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.0% (3)
14.	Type of Reporting Person: IN

(1)	Includes 8,508,143 shares of Class A Common Stock issuable upon exercise of 8,508,143 Private Placement Warrants held by Sponsor.

(2)	Includes 4,128,113 shares of Class A Common Stock subject to earn-out provisions described in the Sponsor Support Agreement (as defined in Item 6 of the Schedule 13D).

(3)	The percentage of Class A Common Stock is based on 157,054,774 shares of Class A Common Stock outstanding as of March 29, 2022, as reported in the Report, plus the 8,508,143 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the shares of Class A common stock, par value $0.0001 per share, (the “Class A Common Stock”) of Starry Group Holdings, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 38 Chauncy Street, Suite 200, Boston, Massachusetts 02111.

Item 2.	Identity and Background.

(a-b) This Schedule 13D is filed by FirstMark Horizon Sponsor LLC, a Delaware limited liability company (“Sponsor”), FirstMark Capital III, L.P., a Delaware limited partnership, FirstMark Capital III GP, LLC, a Delaware limited liability company, Richard Heitzmann, a United States citizen, and Amish Jani, a United States citizen (collectively, the “Reporting Persons” and each, a “Reporting Person”).

The principal business address for each of the Reporting Persons is 100 Fifth Avenue, 3rd Floor, New York, New York 10011.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c) The principal business of the Sponsor is holding the securities of the Company.  The principal business of FirstMark Capital III, L.P. is the investing as a venture capital fund.  The principal business of FirstMark Capital III GP, LLC is serving as the general partner of FirstMark Capital III, L.P.  The primary business of each of Messrs. Heitzmann and Jani is serving as the manager of the Sponsor, manager of FirstMark Capital III GP, LLC and other affiliated entities related to investing.

(d) None of the Reporting Persons has during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned were acquired pursuant to the Business Combination described below.

FirstMark Horizon Acquisition Corp. (“FMAC”) a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, entered into an Agreement and Plan of Merger, dated as of October 6, 2021 (the “Merger Agreement”), by and among itself, the Company, Sirius Merger Sub, Inc., a wholly owned direct subsidiary of FMAC (“Merger Sub”), and Starry, Inc., a Delaware corporation (“Starry”). Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the business combination was effected in two steps: (a) FMAC merged with and into the Company (the “SPAC Merger” and, the time at which the SPAC Merger becomes effective, the “SPAC Merger Effective Time”), with the Company surviving the SPAC Merger as a publicly traded entity and becoming the sole owner of Merger Sub; and (b) after the SPAC Merger Effective Time, Merger Sub merged with and into Starry (the “Acquisition Merger” and, together with the SPAC Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Starry surviving the Acquisition Merger as a wholly owned subsidiary of the Company. The SPAC Merger closed on March 28, 2022, and the Acquisition Merger closed on March 29, 2022.

Pursuant to the SPAC Merger, the Sponsor received for securities of FMAC it previously held (x) 6,685,613 shares of Class A Common Stock and (y) 8,508,143 private placement warrants exercisable for 8,508,143 shares of Class A Common Stock at an exercise price of $11.50 per share (“Private Placement Warrants”). Of the shares of Class A Common Stock received by the Sponsor, 4,128,113 are subject to earn-out provisions described in the Sponsor Support Agreement (as defined below).

Pursuant to the Acquisition Merger, affiliates of Messrs. Heitzmann and Jani received for securities of Starry, Inc. they previously held 24,565,818 shares of Class A Common Stock, including 9,565,341 shares received by FirstMark Capital III, L.P.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons hold the Company securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investments in the Company. The Reporting Persons may communicate with the board of directors of the Company (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Company’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Common Stock, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Mr. Jani serves as a member of the Board. In such capacity, Mr Jani and the Reporting Persons may have influence over the corporate activities of the Company, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Item 5.	Interest in Securities of the Issuer.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of Class A Common Stock beneficially owned are calculated in accordance with Rule 13d-3 under the Exchange Act and is based on 157,054,774 shares of Class A Common Stock outstanding as of March 29, 2022, as reported in the Annual Report on Form 10-K filed by the Company on March 31, 2022, plus the 8,508,143 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (i) the Sponsor directly holds 6,685,613 shares of Class A Common Stock and Private Placement Warrants exercisable for 8,508,143 shares of Class A Common Stock, and (ii) FirstMark Capital III, L.P. holds 9,565,341 shares of Class A Common Stock for itself and as nominee for FirstMark Capital III Entrepreneurs Fund, L.P. FirstMark Capital III GP, LLC is the general partner of FirstMark Capital III, L.P. Messrs. Heitzmann and Jani are the managers of the Sponsor and the managers of FirstMark Capital III GP, LLC. As the controlling persons of the Sponsor and FirstMark Capital III GP, LLC, Messrs. Heitzmann and Jani may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by them, and an additional 15,000,477 shares of Class A Common Stock held by affiliates that they may be deemed to control.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On March 28, 2022, the Company, the Sponsor, certain equity holders of FirstMark Capital, and other parties thereto, entered into an Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to, within thirty days after the closing of the Acquisition Merger, register for resale, certain Company shares and other equity securities that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the Company also agreed, among other things, to provide to the parties thereto certain other registration rights, including customary “piggy-back” registration rights in respect of certain shares of Class A Common Stock and certain other equity securities of the Company that are held by the parties to the agreement from time to time.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Sponsor Support Agreement

On October 6, 2021, the Company, Starry, FMAC, Sponsor and certain other equityholders of the Company (the purposes of the Sponsor Support Agreement only, each such equityholder of the Company, an “SSA Sponsor”) entered into a Support Agreement, as amended by the Amendment to the Sponsor Support Agreement, dated March 28, 2022 (the “Sponsor Support Agreement”).

Pursuant to the terms of the Sponsor Support Agreement, FirstMark Horizon Sponsor LLC agreed to subject 4,128,113 of the shares of Class A Common Stock received by it in the SPAC Merger to certain earn-out provisions as follows: (a) 2,224,167 of such shares will vest and no longer be subject to forfeiture if the volume-weighted average price of the Class A Common Stock exceeds $12.50 for any 20 trading days within any 30 trading day period, (b) 951,973 of such shares will vest and no longer be subject to forfeiture if the volume-weighted average price of the Class A Common Stock exceeds $15.00 for any 20 trading days within any 30 trading day period, and (c) 951,973 of such shares will vest and no longer be subject to forfeiture if the volume-weighted average price of the Class A Common Stock exceeds $17.50 for any 20 trading days within any 30 trading day period. The aforementioned price targets must be met within five years from the date of the consummation of the Acquisition Merger. These shares are held by FirstMark Horizon Sponsor LLC, and FirstMark Horizon Sponsor LLC has voting rights over such shares.

Further, each SSA Sponsor agreed that it shall not transfer any shares of Class A Common Stock held by such SSA Sponsor during the period commencing immediately after the effective time of the Acquisition Merger and ending upon the earlier to occur of (x) 8:00 a.m. Eastern Time on the date that is twelve (12) months after (and excluding) the date of the closing of the Acquisition Merger and (y) the occurrence of a Trigger Event (as defined in the Sponsor Support Agreement) without the Company’s prior written consent, subject to certain permitted transfers as provided in the Sponsor Support Agreement

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Sponsor Support Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2.	Registration Rights Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 31, 2022).

3.	Sponsor Support Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Registration Statement on Form S-4 filed with the SEC on February 9, 2022).

4.	Amendment to Sponsor Support Agreement (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the SEC on March 31, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2022

FIRSTMARK HORIZON SPONSOR LLC

By:	/s/ Richard Heitzmann
Name:	Richard Heitzmann
Title:	Manager

FIRSTMARK CAPITAL III, L.P.

By: FirstMark Capital III GP, LLC, as general partner

By:	/s/ Richard Heitzmann
Name:	Richard Heitzmann
Title:	Manager

FIRSTMARK CAPITAL III GP, LLC

By:	/s/ Richard Heitzmann
Name:	Richard Heitzmann
Title:	Manager

RICHARD HEITZMANN

By:	/s/ Richard Heitzmann
Name:	Richard Heitzmann

AMISH JANI

By:	/s/ Amish Jani
Name:	Amish Jani

[Starry Group Holdings, Inc. – Signature Page]